Exhibit 6.98

LOAN MODIFICATION AGREEMENT

This Loan Agreement Modification (the "Modification") modifies the Loan Agreement (the "Agreement") entered into as of December 22th, 2014 by and between Bayou Road Investments, Inc. (the "Borrower"), having its principal address located at PO BOX 191292; Dallas TX 75219, and Stephen J. Davis (the "Lender"), having its principal address located at Dallas; TEXAS, under which the Borrower promised to pay the Lender the amount of $250,000 (two hundred fifty thousand dollars) (the "Loan") plus accumulated interest under the terms set forth in that Agreement.

A Now, therefore, for and in consideration of the mutual covenants contained in this Modification, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties agree as follows:

- Beginning on December 1st, 2017, the annual interest rate will be 17% per annum on unpaid principal and (year 3 interest of $25,000). The increase in interest rate to 17% from 10%, will be deemed sufficient consideration for cancellation and return of any equity that lender owned or was entitled to own in the Borrower's Outstanding Common Stock. However, in no circumstances can the cumulative amount of shares offered or converted under the original promissory note and/or under this modification agreement ever, in any way, shape, form or fashion entitle the original holder (Stephen J. Davis) of this instrument, to own any more shares that 9.9% (nine and nine tenth of a percent ) of the issuers outstanding stock.

-Borrower will pay $15,000.00 due within 90 days from 11/3/2017.

-Beginning on March 1st, 2018, Borrower will make Quarterly; installment payments according to the following payment schedule:

March 1, 2018	$29, 728.46

June 1, 2018	$29, 728.46

September 1, 2018	$29, 728.46

December 1, 2018	$29, 728.46

December 22, 2018	$198,103.98 (Remaining Principal Balance)

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B.This Modification is executed solely for the purpose of modifying and amending the Agreement, and nothing contained in this Modification shall be deemed to constitute a novation of the Agreement or any other loan documents. With reference thereto, Borrower and Lender hereby further expressly acknowledge and agree that the Agreement and any other loan documents shall remain in full force and effect following the date of this Modification, and that said execution and delivery shall not in any way adversely affect the lien or existing priority of either the Agreement or any other loan documents.

C. Borrower hereby acknowledges, ratifies, and confirms all of its obligations as set forth in the Agreement and hereby agrees to performer, comply with, and abide by all of the covenants, agreements, terms, and provisions contained therein, as amended and modified by this Modification. Nothing contained herein shall otherwise impair or release and covenant, agreement, term, or provision contained in the Agreement. Upon execution of this Modification, this Modification shall be incorporated into, shall be annexed to, and shall become a part of the Agreement, and, as of such date, all references to the Agreement contained in any other loan documents shall thereafter be deemed to refer to the Agreement, as amended and modified by this Modification.

IN WITNESS WHEREOF, Borrower and Lender have executed this Modification under seal as of November 27th, 2017.

LENDER:

Signature of Stephen J. Davis

/s/ Stephen J. Davis             11/27/17

BORROWER:

Signature of Bayou Road Investments, Inc.:

K. Bryce Toussaint

/s/ K. Bryce Toussaint

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